Exhibit 99.2

CONFORMED COPY

AMENDED AND RESTATED TAX MATTERS AGREEMENT

THIS AMENDMENT AND RESTATEMENT (this “Agreement”) dated August 25, 2016, of THE TAX MATTERS AGREEMENT (the “Original Agreement”) dated November 11, 2015, between Altria Group, Inc., a Virginia corporation (“Altria”), and Anheuser-Busch InBev SA/NV, a public company organized under the laws of Belgium (“ABI”), recites and provides:

WHEREAS, on the date of the Original Agreement, ABI and SABMiller announced the proposed business combination of SABMiller and ABI pursuant to a transaction governed by the United Kingdom City Code on Takeovers and Mergers;

WHEREAS, Altria and ABI desire to amend and restate the Original Agreement in its entirety to make certain modifications as hereinafter provided;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and for the mutual benefits to be derived from this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree to amend and restate the Original Agreement in its entirety as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement:

“2.7 Announcement” means the announcement issued by ABI and SABMiller on the date of the Original Agreement under Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers;

“ABI Affiliate” means a person that is, at any time, a direct or indirect Affiliate of ABI;

“ABI Group” means ABI and all the ABI Affiliates;

“Actual Knowledge” means actual knowledge of the officers and directors of the relevant party, including but not limited to the chief financial officer, vice president of tax, and the chief legal officer, after due inquiry with (i) direct reports and other relevant employees who may be reasonably expected to have knowledge of Relevant Information and (ii) professional advisers of the relevant party;

“Affiliate” means, with respect to any person, each other person in which such person both (i) directly or indirectly owns any stock, share, membership interest, participation right or other ownership interest and (ii) has Control;

“Altria Affiliate” means a person that is, at any time, a direct or indirect Affiliate of Altria;

“Altria Irrevocable Undertaking” means the irrevocable undertaking received by ABI from Altria to vote in favor of the SABMiller Resolutions at the UK Scheme Court Meeting and the SABMiller General Meeting;

“Belgian Offer” has the meaning given in the 2.7 Announcement;

“Belgian Merger” has the meaning given in the 2.7 Announcement;

“Business Day” means a day other than a Saturday or Sunday or public holiday in Belgium or the United States of America;

“Change in Law” means a change in any United States Federal income Tax law or any foreign Tax law, including without limitation statutes, the Code, Treasury Regulations, case law or administrative pronouncements on which taxpayers are entitled to rely;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Completion” has the meaning given in the 2.7 Announcement;

“Completion Date” means the date on which Completion occurs;

“Conditions” has the meaning given in the 2.7 Announcement;

“Control” (including the correlative term “Controlled”) means, with respect to any person, (a) the direct or indirect ownership of 50 percent or more of the total vote or value of the stock, shares, membership interests or other ownership interests of such person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided that, solely for purposes of clause 5 of this Agreement, a person shall not be treated as having Control of a corporation or other organization in which shares consisting of at least 15% of the total share capital are listed and actively traded on a major international stock exchange (including, for the avoidance of doubt, the Brazilian Stock Exchange);

“Conversion” means the conversion of SABMiller under the laws of England and Wales from a public limited company into a private limited company;

“Co-operation Agreement” has the meaning given in the 2.7 Announcement.

“CTB Election” means the entity classification election filed by SABMiller to be disregarded as an entity separate from NewCo for U.S. Federal income Tax purposes under Section 7701 of the Code and Treasury Regulation Sections 301.7701-1 through 301.7701-3;

“Current Information” means all information that relates to the Transaction and the intentions of ABI with regard to the Transaction, but, for the avoidance of doubt, excludes (i) information provided by SABMiller, to the extent related solely to SABMiller and to which ABI has no Actual Knowledge, (ii) any forward-looking financial projections, (iii) any information that relates to the treatment of SABMiller equity instruments (other than SABMiller Shares) under and pursuant to the Transaction and of which ABI has no Actual Knowledge and (iv) any information as to which Altria has Actual Knowledge of the underlying facts;

“Current Information Statement” means the statement provided by ABI to Altria no later than one Business Day after the date of the Original Agreement containing any Current Information that is not included in the 2.7 Announcement;

“Day” means a calendar day in London;

“Gain Recognition Agreement” means a gain recognition agreement entered into by Altria pursuant to Treasury Regulation Section 1.367(a)-8;

“Initial Share Issuance” means the transfer of SABMiller Shares to NewCo and the issuance of the Initial Shares to former SABMiller Shareholders as part of the UK Scheme;

“Initial Shares” has the meaning given in the 2.7 Announcement;

“IRS” means the United States Internal Revenue Service;

“NewCo” means NewCo, a Belgian limited liability company;

“Offer Agent” means the agent appointed to respond to the Belgian Offer on behalf of SABMiller Shareholders;

“Recapitalization” means, together, the consolidation and reclassification of the Initial Shares into the Restricted Shares (other than the Initial Shares held by ABI);

“Relevant Agreements and Arrangements” means any agreements or arrangements in place between ABI and any third party that relate to the Transaction, other than (i) the 2.7 Announcement and (ii) any arrangements or agreements (a) referred to in the 2.7 Announcement (including the Co-operation Agreement), (b) to which Altria is a party, (c) between ABI and its advisors that relate to the provision of advice to ABI, (d) with respect to disposals that are both made in order to satisfy any of the Conditions and do not occur during the period beginning when the court sanctions the UK Scheme and ending at the beginning of the day after the Conversion or (e) that have been disclosed in writing to Altria;

“Relevant Information” means all information that both (i) relates to the Transaction and the intentions of ABI with regard to the Transaction and (ii) ABI believes in good faith and consistent with advice of ABI’s nationally recognized U.S. Tax counsel, is not clearly irrelevant to Altria’s ability to obtain the Tax

Opinions (defined below), but, for the avoidance of doubt, excludes (w) information that relates solely to SABMiller and to which ABI has no Actual Knowledge, (x) any forward-looking financial projections, (y) any information that relates to the treatment of SABMiller equity instruments (other than SABMiller Shares) under and pursuant to the Transaction and of which ABI has no Actual Knowledge and (z) any information as to which Altria has Actual Knowledge of the underlying facts;

“Reorganization” means (i) the Initial Share Issuance, (ii) the registration of former SABMiller Shareholders as NewCo shareholders in the share register of NewCo, (iii) the Conversion, and (iv) the liquidation deemed to occur for U.S. Federal income Tax purposes pursuant to the CTB Election;

“Reorganization Failure Event” means an event that would result in Altria being unable to obtain the Tax Opinions as a result of a Change in Law or an action taken by SABMiller;

“Restricted Shares” has the meaning given in the 2.7 Announcement;

“SABMiller” means SABMiller plc, a public limited company registered in the United Kingdom;

“SABMiller Affiliate” means a person that is, at any time, a direct or indirect Affiliate of SABMiller;

“SABMiller Resolutions” has the meaning given in the 2.7 Announcement;

“SABMiller Shareholders” has the meaning given in the 2.7 Announcement;

“SABMiller Shares” has the meaning given in the 2.7 Announcement;

“SABMiller TMA” means the Tax Matters Agreement, dated May 30, 2002, between Philip Morris Companies Inc., a Virginia corporation, and South African Breweries PLC, a company incorporated in England and Wales, as amended pursuant to the Amendment and Clarification of Tax Matters Agreement, dated April 23, 2008;

“Section 351 Opinions” means the respective opinions of Wachtell, Lipton, Rosen & Katz and McDermott Will & Emery LLP that the Initial Share Issuance, without the CTB Election and together with the Belgian Merger, will qualify for non-recognition of gain and loss for U.S. Federal income Tax purposes under Section 351 of the Code and the exchange of Initial Shares for Restricted Shares will qualify as a tax-free reorganization for U.S. Federal income Tax purposes;

“Stamp Duty” means the UK stamp duty payable by NewCo in order to secure registration of the transfer of SABMiller Shares pursuant to the UK Scheme and the South African transfer Tax payable on the transfer of SABMiller Shares pursuant to the UK Scheme;

“Stamp Duty Funds” means the funds borrowed by NewCo in an amount up to the Stamp Duty;

“Tax” and “Taxation” means all national, Federal, state, county, local, foreign or other taxes (including without limitation, income (net or gross), corporation, gross receipts, capital gain, surtax or add-on, windfall profits, severance, property (real or personal), asset, capital, capital stock, intangible, production, sales, use, license, import, excise, franchise, employment, withholding, stamp, transfer, payroll, wage, railroad, occupation, goods and services, ad valorem, value-added or minimum, estimated or any other tax), duty, fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect thereof imposed or required to be withheld by any Tax Authority;

“Tax Authority” means a governmental authority (foreign or domestic) or any subdivision, agency, commission or authority thereof having jurisdiction over the assessment, determination, collection or imposition of any Tax;

“Tax Determination” means a “determination” defined in Section 1313(a)(l) of the Code and shall also include any settlement agreement entered into with the IRS;

“Tax Opinions” means the respective opinions of Wachtell, Lipton, Rosen & Katz and McDermott Will & Emery LLP that each of the exchange of SABMiller Shares for Initial Shares and the exchange of Initial Shares for Restricted Shares will qualify as tax-free reorganizations for U.S. Federal income Tax purposes;

“Tax Return” means any return, report, declaration, estimate, form, or similar statement required to be filed with respect to any Tax (including any attached schedules), including without limitation, any information return, claim for refund, amended return or declaration or estimated Tax;

“Transaction” has the meaning given in the 2.7 Announcement;

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code and references to a “Treasury Regulation Section” are to a section of the Treasury Regulations;

“UK Scheme” has the meaning given in the 2.7 Announcement;

“UK Scheme Document” has the meaning given in the 2.7 Announcement; and

“UK Scheme Record Time” means the time after the court sanctions the UK Scheme but before the UK Scheme is effective, as will be more particularly defined in the UK Scheme Document.

1.2	Any capitalized term not otherwise defined in this Agreement shall have the meaning ascribed to it in the 2.7 Announcement.

1.3	In this Agreement, a reference to:

1.3.1	a “person” includes a reference to:

(a)	any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality); and

(b)	that person’s legal personal representatives, successors and permitted assigns;

1.3.2	a “party” includes a reference to that party’s successors and permitted assigns;

1.3.3	a clause, unless the context otherwise requires, is a reference to a clause of this Agreement;

1.3.4	“interest” includes, unless otherwise provided, a reference to original issue discount; and

1.3.5	“dollars” or “$” is to the lawful currency of the United States of America.

1.4	In this Agreement, the mention of anything after the words “include”, “includes” or “including” does not limit what else might be included.

1.5	For purposes of this Agreement, a party shall not undertake any action indirectly or acting in concert with any other party that it could not undertake directly pursuant to the terms of this Agreement.

1.6	For purposes of interpreting this Agreement, actions and transactions will be treated in accordance with their substance, applying United States Federal income Tax principles.

1.7	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

2.	REPRESENTATIONS AND COVENANTS

2.1	Subject to clause 2.2, ABI represents and warrants to Altria at the date of this Agreement and again at the time of the Reorganization and Completion (except as otherwise indicated and with such changes to verb tenses as are necessary to reflect the Transaction steps that have or have not yet been completed at the time the applicable representations and warranties are made):

2.1.1	The Reorganization is intended to further the business purposes described in the statement attached as Exhibit A.

2.1.2	The Transaction is intended to facilitate the combination of ABI and SABMiller in a manner that takes into account numerous considerations, including UK and Belgian law, applicable regulatory rules, ABI and SABMiller corporate objectives, shareholder objectives (including obtaining tax-free treatment for SABMiller shareholders who receive equity as part of the Transaction), and transactional Taxes (such as stamp duties).

2.1.3	(a) It is expected that (i) as a result of the structure of the Transaction, NewCo will hold at least 85,000,000 ordinary shares in NewCo in treasury upon Completion (under the NewCo Articles of Association expected to be in force at Completion, NewCo will be entitled to dispose of such shares only in connection with (1) any share delivery obligations undertaken by ABI prior to November 11, 2015, (2) any stock option plans or other compensation plans (including the Zenzele scheme), or (3) any stock lending agreement or similar arrangement in respect of which NewCo used the shares for the purposes set out in items (1) and (2)) and (ii) in connection with the Belgian Merger, NewCo’s share capital and issue premium will be reduced, with a view to creating distributable reserves for the benefit of NewCo after Completion. The representation in this clause 2.1.3(a) is given only at the time of the Reorganization and Completion.

(b)	ABI has been advised that the merger structure has enabled consideration as to whether UK stamp duty relief might be available. By contrast, UK stamp duty would be payable on a direct acquisition of SABMiller by ABI, and no relief would be available. With a NewCo structure stamp duty relief may be available pursuant to section 77 Finance Act 1986 if, among other things, all of the shares of SABMiller are exchanged by SABMiller shareholders for shares in NewCo, such that the share register of SABMiller before the exchange is identical to the share register of NewCo after the exchange. ABI and its advisors have borne the UK stamp duty implications of the Transaction in mind in the structuring process.

(c)	On or about June 28, 2016, a proposal to amend section 77 Finance Act 1986 and to add a new section 77A to Finance Act 1986 was announced; as a result, the representations in clause 2.1.3(b) are given only as of the date of the Original Agreement. Excluding NewCo from the Transaction structure would have been inconsistent with the description of the Transaction structure in the 2.7 Announcement.

2.1.4	(a) As of the date of the Original Agreement, (i) the Current Information set forth in the 2.7 Announcement, as supplemented by the Current Information Statement, is a true, accurate and complete description of the Transaction in general and the Reorganization in particular, except that the foregoing may exclude any information (x) as to which Altria has Actual Knowledge of the underlying facts and (y) provided by SABMiller, to the extent related solely to SABMiller and as to which ABI has no Actual Knowledge and (ii) there are no Relevant Agreements and Arrangements.

(b)	At least six Business Days prior to the SABMiller General Meeting, ABI will provide Altria with an up-to-date statement of the Relevant Information and copies of Relevant Agreements and Arrangements, if any (it being understood that ABI will endeavor to provide copies of Relevant Agreements and Arrangements as soon as is reasonably practicable, but no later than such date).

(c)	At Completion, (i) the statement of the Relevant Information provided under clause 2.1.4(b) is true, accurate, and complete (except that the foregoing may exclude any information (x) as to which Altria has Actual Knowledge of the underlying facts and (y) provided by SABMiller, to the extent related solely to SABMiller and as to which ABI has no Actual Knowledge) and (ii) there are no Relevant Agreements and Arrangements other than any Relevant Agreements and Arrangements provided under clause 2.1.4(b).

2.1.5	The Offer Agent will not be authorized to respond to the Belgian Offer on behalf of any SABMiller Shareholders earlier than the Day after the Reorganization.

2.1.6	The Offer Agent will act as an agent of the SABMiller Shareholders and will act only on their instructions or deemed instructions in accordance with the terms of the UK Scheme.

2.1.7	There will be a period of at least four business hours (Brussels, Belgium time) on the day after the Reorganization during which SABMiller Shareholders receiving Initial Shares will be entitled to make or change elections for the Partial Share Alternative that will include at least one business hour (New York, New York time) on the day after the Reorganization, except such opportunity to make or change elections shall not be available where doing so would be in breach of the Altria Irrevocable Undertaking or a similar irrevocable undertaking.

2.1.8	NewCo will borrow the Stamp Duty Funds pursuant to a loan (i) that is evidenced in writing, (ii) that bears interest at a market rate, (iii) that is otherwise on arm’s length terms, (iv) that is not extinguished or deemed extinguished for U.S. Federal income Tax purposes in the Transaction for non-cash consideration and (v) the proceeds of which are used solely to pay all or a portion of the Stamp Duty.

2.1.9	SABMiller will repurchase the Deferred Shares (which shall be held by SABMiller in treasury) prior to the UK Scheme Record Time.

2.1.10	The SABMiller register of members will be updated to show NewCo as the sole shareholder of SABMiller (other than in respect of the Deferred Shares, which shall be held by SABMiller in treasury) as soon as reasonably practicable after the effective time of the UK Scheme and, in any event, no later than the Day before the Belgian Offer opens.

2.1.11	After the SABMiller register of members is updated to show NewCo as the sole shareholder of SABMiller (other than in respect of the Deferred Shares, which shall be held by SABMiller in treasury), the former SABMiller Shareholders will no longer have legal ownership or beneficial ownership of SABMiller for the purposes of English law.

2.1.12	The Conversion will occur as soon as reasonably practicable after the SABMiller register of members is updated to show NewCo as the sole shareholder of SABMiller (other than in respect of the Deferred Shares, which shall be held by SABMiller in treasury) and, in any event, no later than the Day before the Belgian Offer opens.

2.1.13	The registration of SABMiller Shareholders as the holders of Initial Shares in the share register of NewCo will occur simultaneous with or as soon as reasonably practicable after the Initial Share Issuance and, in any event, no later than the Day before the Belgian Offer opens.

2.1.14	After the SABMiller Shareholders are registered in the share register of NewCo as holders of the Initial Shares, they will have legal ownership of, and full rights and interest in, the Initial Shares for the purposes of Belgian law.

2.1.15	At the time of the Reorganization, neither SABMiller nor NewCo will be borrowers, lenders, or guarantors of any financing used to effectuate any step of the Reorganization, other than the borrowing and lending of the Stamp Duty Funds.

2.1.16	Unless a Section 351 contribution has been agreed pursuant to clause 2.4, the CTB Election will be effective as of the day after the Conversion, provided that the CTB Election will be provided to Altria within five Business Days of Completion and will not be filed without Altria’s written consent, which will not be unreasonably withheld.

2.1.17	Immediately following the Reorganization, the SABMiller Shareholders will own all of the issued share capital of NewCo and will own their NewCo shares solely by reason of their ownership of SABMiller shares immediately before the Reorganization, in identical proportions.

2.1.18	There are no fractional shares of SABMiller outstanding.

2.1.19	Immediately before the Reorganization, SABMiller will have one class of shares outstanding (other than the Deferred Shares, which will be held by SABMiller in treasury) and immediately after the Reorganization, NewCo will have one class of shares outstanding.

2.1.20	From the Initial Share Issuance through the end of the day before the effective date of the CTB Election, ABI will not permit either SABMiller or NewCo to divest assets except in the ordinary course of business or as required to effectuate the UK Scheme.

2.1.21	At no time before the liquidation deemed to occur for U.S. Federal income Tax purposes pursuant to the CTB Election will NewCo (i) hold any assets (other than the minimum capital required under Belgian law, the SABMiller Shares acquired by NewCo in the UK Scheme and the Stamp Duty Funds), (ii) have any Tax attributes for U.S. Federal income Tax purposes, or (iii) have engaged in any business activities, other than any activities required in connection with the Transaction or in satisfaction of any of the Conditions.

2.1.22	Immediately following the Reorganization, NewCo will possess (directly or through disregarded entities) the same assets, other than the minimum capital required under Belgian law, the Stamp Duty Funds and the SABMiller Shares, as those possessed by SABMiller (directly or through disregarded entities) immediately before the Reorganization.

2.1.23	ABI and ABI Affiliates will not take any position that the Initial Shares were owned at any point during the Reorganization by anyone other than the SABMiller Shareholders or that the SABMiller Shareholders received any consideration from NewCo in exchange for their SABMiller shares other than the Initial Shares in the Reorganization; provided that this representation will not be breached as a result of payment by ABI of Stamp Duty or any failure to pursue or obtain a reclaim of Stamp Duty.

2.1.24	ABI and ABI Affiliates will not take any position that the Reorganization fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code.

2.1.25	The Recapitalization will further the business purpose of issuing shares with the terms of the Restricted Shares to Altria and certain other shareholders of SABMiller.

2.1.26	The number of Restricted Shares issued to Altria in the Recapitalization was determined by the parties negotiating at arm’s length and in good faith.

2.1.27	The Recapitalization is not part of a plan to periodically increase the proportionate interest of any shareholder in the assets or earnings and profits of NewCo.

2.1.28	NewCo will not pay Altria’s expenses, if any, incurred in connection with the Recapitalization.

2.1.29	There is no plan or intention for NewCo to redeem or otherwise to reacquire the NewCo Restricted Shares to be issued to Altria in the Recapitalization. For the avoidance of doubt, the Restricted Shares may be converted to ordinary shares.

2.1.30	NewCo and its Affiliates will treat the NewCo Restricted Shares issued in the Recapitalization as equity for all purposes (including Tax, accounting, and financial reporting) and will take no action inconsistent with such treatment.

2.1.31	ABI shall deliver to Altria a certificate (i) six Business Days prior to the date of each of the UK Scheme Court Sanction Hearing and the SABMiller General Meeting and (ii) on the date of Completion, and dated as of each such date (the “Applicable Date”) and signed by ABI’s Chief Legal Officer, certifying (in such person’s capacity as Chief Legal Officer of ABI and not in such person’s personal capacity) that (i) each representation and warranty included in this Section 2.1 is true and correct as of the Applicable Date, as though made at the Applicable Date (except as otherwise indicated and with such changes to verb tenses as are necessary to reflect the Transaction steps that have or have not yet been completed at the Applicable Date) and (ii) all obligations and all covenants required by this Section 2.1 to be performed or complied with on or prior to the Applicable Date have been performed or complied with.

2.1.32	Where ABI’s consent is required, ABI will not consent to any amendments to loans secured by SABMiller Shares or the Initial Shares from the Initial Share Issuance through the end of the day before the effective date of the CTB Election and where ABI’s consent is not required, ABI shall inform Altria of any such amendment (other than an amendment of an employee loan) of which it has Actual Knowledge.

2.1.33	Where ABI’s consent is required, ABI will not consent to any SABMiller issuance of debt that would be treated as equity for U.S. Federal income Tax purposes and where ABI’s consent is not required, ABI shall inform Altria of any such issuance of which it has Actual Knowledge.

2.2

To the extent (i) any changes to the structure of the Transaction or other facts relating to the Transaction are made as contemplated in and in accordance with the terms of Section 24 of the Altria Irrevocable Undertaking with the prior written consent of Altria or (ii) the parties agree that the foregoing representations, warranties, agreements and covenants should be amended to reflect facts known at such time, in each case the parties to this Agreement shall cooperate in good faith to amend the foregoing representations, warranties, agreements and covenants to the extent necessary to reflect such changes or facts, as applicable, and such amended representations, warranties, agreements and covenants shall replace and supersede the representations, warranties, agreements and covenants given in this Agreement; provided, however, that no amendment to the representations, warranties, agreements and covenants shall be required to be made if it would result in Altria being unable to obtain the Tax Opinions. ABI acknowledges that, pursuant to the Altria Irrevocable Undertaking, Altria has the right to receive copies of final and intervening significant drafts of the UK Scheme Documents, the Belgian Offer Prospectus, the Belgian Merger Documents and any ancillary documents relating thereto as Altria reasonably requires, including as is reasonably necessary to obtain the Tax Opinions. Further, ABI agrees to provide to Altria any other information reasonably requested by Altria unless ABI believes in good faith and consistent with advice from ABI’s nationally recognized U.S. Tax counsel, that such information is clearly irrelevant to Altria’s ability to obtain the Tax Opinions (in which case ABI or ABI’s U.S. Tax counsel shall provide Altria with an explanation of the basis for such belief).

2.3	ABI will procure that (i) SABMiller repurchases any SABMiller Shares issued, allotted or transferred by SABMiller in satisfaction of any options or stock appreciation rights granted under the SABMiller Share Option Plans which are or first become exercisable in the period commencing with the approval of the Scheme by the Court and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time) and (ii) SABMiller Shares issued, allotted or transferred by SABMiller following Completion in satisfaction of the 107,058 shares underlying the options granted under the SABMiller Share Option Plans that are unvested as of the date of the approval of the Scheme by the Court will be immediately transferred to NewCo in exchange for an amount equal to the Cash Consideration.

2.4	Upon a Reorganization Failure Event:

2.4.1	Altria will provide to ABI written confirmation from Wachtell, Lipton, Rosen, & Katz and McDermott Will & Emery LLP that there has been a Reorganization Failure Event as soon as reasonably practicable after becoming aware of such Reorganization Failure Event but in any event before the SABMiller General Meeting if Altria has become aware of such Reorganization Failure Event before the SABMiller General Meeting; and

2.4.2	The parties shall cooperate in good faith and use reasonable best efforts to cause Altria to be able to obtain the Tax Opinions. If, after such cooperation and efforts, the parties agree that Altria is still unable to obtain the Tax Opinions, then at either ABI’s request, provided Altria is able to obtain the Section 351 Opinions, or at Altria’s request:

(a)	The parties shall cooperate in good faith to implement the Transaction in a manner that allows the Initial Share Issuance to qualify for non-recognition of gain and loss for U.S. Federal income Tax purposes under Section 351 of the Code (together with the Belgian Merger), including by not making the CTB Election; and

(b)	The parties shall cooperate in good faith to amend this Agreement to reflect such change. Exhibit C reflects a non-exclusive list of the amendments the parties expect to make to this Agreement. For the avoidance of doubt, (i) no amendment shall be required to clauses 2.1.1 through 2.1.4 of this Agreement and (ii) no representation, other than those in clauses 2.1.1 through 2.1.4 of this Agreement and those in Exhibit B, shall be required to be made to the extent such representation is not true.

3.	ABI GROUP AND ALTRIA TAX OBLIGATIONS

3.1	ABI and each ABI Affiliate will comply with all reporting and record-keeping requirements applicable to the Reorganization or the Recapitalization that are prescribed by the Code, the Treasury Regulations, or by forms, instructions, or other publications of the IRS. Neither ABI nor any ABI Affiliate will take any position on any Federal, state or local income or franchise Tax Return, or take any other Federal, state or local income or franchise Tax reporting position that is inconsistent with the treatment of the Reorganization or Recapitalization as tax-free reorganizations within the meaning of Section 368 of the Code.

3.2	Neither ABI nor any ABI Affiliate will take any action, fail to take any action or engage in any transaction (other than any action or transaction set forth in the 2.7 Announcement) that would cause Altria to incur a Tax pursuant to (i) Treasury Regulation Section 1.367(a)-3(d) in connection with the Reorganization or (ii) Treasury Regulation Section 1.367(a)-8 either as a result of an original Gain Recognition Agreement or a replacement Gain Recognition Agreement that was entered into in connection with or as a result of the Reorganization.

3.3	ABI will notify Altria of any action or transaction taken after Completion by ABI or any ABI Affiliate that (i) would reasonably be expected to cause Altria to incur a Tax under any Gain Recognition Agreement entered into by Altria with respect to SABMiller in connection with the Reorganization or (ii) if such action or transaction were taken as “part of the same transaction” as the Reorganization (within the meaning of Treasury Regulation Section 1.367(a)-3(d)), would require Altria to enter into a Gain Recognition Agreement (including a replacement Gain Recognition Agreement). Such notice shall describe any such action or transaction in sufficient detail to enable Altria to comply with the requirements of any Gain Recognition Agreement or with Treasury Regulation Section 1.367(a)-8 or any successor provision.

3.4	Altria Tax Obligations

3.4.1	Altria will not enter into any Gain Recognition Agreement with respect to any action or transaction taken after Completion by ABI or any ABI Affiliate (and will not file any Tax Return or take any position reflecting gain as a result of such action or transaction) if ABI provides Altria with an opinion of counsel from a nationally recognized law firm, Deloitte, Ernst & Young, KPMG or PricewaterhouseCoopers in form and substance satisfactory to Altria that such action or transaction should not be treated as “part of the same transaction” as the Reorganization for purposes of Treasury Regulation Section 1.367(a)-3(d).

3.4.2	If so requested by ABI, Altria will enter into a Gain Recognition Agreement with respect to any action or transaction taken after Completion by ABI or any ABI Affiliate, including on a protective basis.

4.	INDEMNIFICATION

4.1	Indemnification by ABI

4.1.1	ABI will indemnify and hold harmless Altria and each Altria Affiliate against any Federal, state or local income or franchise Taxes and any reasonable out-of-pocket legal and accounting costs directly related thereto that Altria incurs arising out of or in connection with:

(a)	the failure of the Reorganization to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code primarily as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate in breach of any representation, agreement or covenant in clauses 2.1.1 through 2.1.24 or clause 3.1 of this Agreement;

(b)	the failure of the Recapitalization to qualify as a reorganization within the meaning of Section 368(a)(1)(E) of the Code primarily as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate in breach of any representation, agreement or covenant in clause 2.1.25 through 2.1.30 or clause 3.1 of this Agreement; or

(c)

the application (i) of Treasury Regulation Section 1.367(a)-3(d) in connection with the Reorganization or (ii) Treasury Regulation Section 1.367(a)-8 either as a result of an original Gain Recognition Agreement or a replacement Gain Recognition Agreement that was entered into in connection with or as a result of the Reorganization, in each case as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate in breach of any agreement or covenant in clause 3.2 or clause 3.3 of this Agreement, provided that ABI shall not be liable if both (a) such Tax is imposed as a result of a change in Treasury Regulation Section 1.367(a)-3(d) or 1.367(a)-8 occurring after Completion and (b) such Tax is imposed as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate before the date on which such change is officially proposed or promulgated.

4.2	Limitations on Indemnification

4.2.1	No party is entitled to recover more than once in respect of any one Tax or cost giving rise to a claim under this Agreement.

4.2.2	The amount that Altria or the relevant Altria Affiliate is entitled to receive (the “Claimed Amount”) with respect to ABI’s indemnity obligation pursuant to clause 4.1.1 shall be determined as follows:

(a)	If Altria or an Altria Affiliate has disposed of all of the Restricted Shares issued to Altria in the Transaction in a taxable transaction before any indemnity payment is made, the Claimed Amount shall equal the interest, penalties, fines, related liabilities and additions to taxes and costs actually paid in respect of the relevant Tax Determination, but the tax amount (determined without regard to interest, penalties, fines, related liabilities and additions to tax) shall not be included in the Claimed Amount;

(b)	If Altria or an Altria Affiliate holds all or a portion of the Restricted Shares issued to Altria in the Transaction at the time any indemnity payment is made, the Claimed Amount shall equal (i) the Taxes and costs actually paid by Altria or any Altria Affiliate with respect to the relevant Tax Determination, minus (ii) the tax amount (determined without regard to interest, penalties, fines, related liabilities and additions to tax) to the extent that Altria or any Altria Affiliate has realized any United States Federal income Tax benefit for the basis attributable to the gain which resulted in the Tax referred to in clause (i) as of the date on which the Claimed Amount is paid by ABI. At any subsequent time that Altria or an Altria Affiliate realizes a United States Federal income Tax benefit for the basis attributable to the gain which resulted in the Tax referred to in clause (i) of the preceding sentence, Altria agrees to repay to ABI the corresponding tax amount (determined without regard to interest, penalties, fines, related liabilities and additions to tax). The parties shall consult and may mutually agree as to how a payment under this clause 4.2.2(b) should be treated for Tax and other purposes.

(c)	For purposes of this clause 4.2.2, the term “Restricted Shares” shall include any ordinary shares of NewCo into which Restricted Shares have been converted.

4.2.3	If Altria (a) enters into a Gain Recognition Agreement, files a Tax Return or takes a position in violation of clause 3.4.1 or (b) fails to enter into a Gain Recognition Agreement in violation of clause 3.4.2, ABI shall have no obligation to indemnify Altria under clause 4.1 for any Tax that Altria incurs arising out of or in connection with such Gain Recognition Agreement, Tax Return or position or as a result of such failure, as applicable.

4.2.4	Notwithstanding any other provision in this Agreement, Altria’s failure to file a Gain Recognition Agreement as a result of ABI having provided the opinion described in clause 3.4.1, shall not affect Altria’s indemnity rights hereunder.

4.2.5	For the avoidance of doubt, if the Reorganization fails to meet the technical requirements of Section 368(a)(1)(F) of the Code or Section 351 of the Code, as applicable (e.g., because of any “structural” or “technical” issue), ABI shall have no obligation to indemnify Altria or any Altria Affiliate under clause 4.1 except to the extent such failure arises primarily as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate in breach of any representation, agreement or covenant referenced in clause 4.1.

4.3	Payment.

4.3.1	Subject to clause 6, if at any time Altria becomes entitled to receive a Claimed Amount (plus the amount of any indemnified expenses referenced in clause 4.1.1), then ABI will, in full and final satisfaction of its obligation, pay in U.S. dollars to Altria the Claimed Amount (plus the amount of any indemnified expenses referenced in clause 4.1.1) by wire transfer.

4.4	Refunds and Credits

4.4.1	Without duplication for any amounts previously taken into account pursuant to clause 4.2.2, in the event Altria or an Altria Affiliate receives a refund or credit of Taxes for which ABI has indemnified Altria or any Altria Affiliate, Altria shall pay or cause to be paid to ABI the amount of such refund or credit (to the extent of any indemnity payment made with respect thereto), in the case of a refund, within ten (10) Business Days after receipt thereof and, in the case of a credit, within ten (10) Business Days after such credit is allowed or applied against payment of any Tax (or estimate thereof).

4.5	Sole and Exclusive Remedy

4.5.1	From and after Completion, the sole and exclusive remedy of Altria and each Altria Affiliate against ABI and its Affiliates, with respect to all claims of any nature whatsoever relating to any breach of any representation, agreement or covenant contained in this Agreement, shall be pursuant to and limited by the indemnification provisions set forth in this clause 4.

5.	COOPERATION

5.1	Tax Records

5.1.1	Each of Altria and ABI shall cooperate reasonably (and cause their respective Affiliates to cooperate reasonably) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with income Tax matters relating to the Transaction or to ABI or any ABI Affiliate including by using commercially reasonable efforts to:

(a)	assist the other party in preparing any Tax Return which such other party is responsible for preparing and filing;

(b)	cooperate fully in preparing for any audit of, or dispute with, a Tax Authority regarding Tax consequences;

(c)	provide to the other party or to any Tax Authority as reasonably requested all information, records and documents, including as may be required to comply with Treasury Regulation Section 1.367(a)-(8);

(d)	provide timely notice to the other party in writing of any pending or threatened Tax audit or assessment which could have a material impact to Altria, and furnish the other with copies of all correspondence received from any Tax Authority in connection with any such audit; and

(e)	provide all information, records and documents reasonably requested by the other party to substantiate any of the foregoing.

In the case of the provision of assistance, information, records or documents pursuant to this clause 5.1.1, the party requesting such assistance, information, documents or records shall bear the direct costs and expenses (including reasonable costs and expenses of any internal or external advisors engaged with the prior written approval of the other party, not to be unreasonably withheld) reasonably incurred by the other party in providing such assistance, information, documents or records, except that ABI shall bear its own costs incurred in connection with providing assistance, information, records or documents pursuant to this clause 5.1.1 for purposes of (i) determining whether a Gain Recognition

Agreement (including a replacement Gain Recognition Agreement) should be filed in connection with the Reorganization, (ii) matters related to annual reporting compliance with Treasury Regulation Section 1.367(a)-8 under any such Gain Recognition Agreement and (iii) determining whether gain is triggered under any such Gain Recognition Agreement.

5.1.2	Without limiting the foregoing, ABI shall use commercially reasonable efforts to provide Altria with the following:

(a)	The source and classification for United States Federal income Tax purposes of dividends received by Altria from NewCo, as well as any documentation reasonably requested by Altria to substantiate such determinations; and

(b)	The amount and classification for such purposes of income Taxes deemed to have been paid in respect of dividends received by Altria, as well as any documentation reasonably requested by Altria to substantiate such income Tax payments.

5.1.3	Altria shall bear the direct costs and expenses (including reasonable costs and expenses of any internal or external advisors engaged with the prior written approval of the other party, not to be unreasonably withheld) reasonably incurred by ABI and its auditors in providing the assistance described in clause 5.1.2.

5.1.4	Each of the parties is responsible for its own Tax reporting, and neither party makes any representations or warranties regarding the sufficiency of any assistance, information, documents or records provided pursuant to this clause 5.1 to ensure the availability of any Tax benefit.

5.1.5	Information received by Altria pursuant to this clause 5.1 shall be used solely for income and franchise Tax, and financial reporting purposes and will not be disclosed to any person for any other purpose.

5.1.6	The ABI Group shall not be required to maintain its accounts according to U.S. Tax accounting principles.

5.1.7	ABI shall provide to Altria annual forecasts of the direct costs to be borne by Altria pursuant to clauses 5.1.1 and 5.1.3.

5.2	Transactions and Elections

5.2.1	Altria and ABI agree to meet prior to 60 days after Completion for the purpose of:

(a)	discussing a reasonable procedure to follow regarding the determination of Altria’s foreign Tax credits in accordance with clause 5.1 hereof;

(b)	discussing the ABI Affiliates for which a local law conversion could be made to facilitate a disregarded entity election for United States Federal income Tax purposes;

(c)	discussing the ABI Affiliates for which a disregarded entity election for United States Federal income Tax purposes could be made (which elections will be the responsibility of and prepared by Altria);

(d)	discussing a general plan for determining the future source of ABI dividends for United States Federal income Tax purposes;

(e)	discussing integration transactions with respect to the indirect stock transfer rules under Treasury Regulation Section 1.367(a)-3(d); and

(f)	reviewing the requirements of Treasury Regulation Section 1.367(a)-8 with respect to any Gain Recognition Agreements required by indirect stock transfers under Treasury Regulation Section 1.367(a)-3(d).

For the avoidance of doubt, nothing in this clause 5.2.1 shall obligate ABI or NewCo or any of their respective Affiliates to engage in any action or transaction discussed during the meeting referenced in this clause 5.2.1.

5.2.2	Following Completion, ABI will use commercially reasonably efforts to consult with Altria prior to engaging in any material (i) business combination, (ii) sale or purchase of assets, (iii) reorganization or (iv) similar transaction, in each case that is outside the ordinary course of its business, would not constitute a change of control and is reasonably anticipated to have a material impact on the non-U.S. Taxes deemed to have been paid with respect to ABI dividends received by Altria; provided that nothing in this clause 5.2.2 shall interfere with the timing of any such transaction or ABI’s ability to pursue any such transaction in the manner and according to the schedule determined by ABI in its sole discretion.

5.2.3	Following Completion, ABI will give reasonable consideration to requests by Altria that ABI and ABI Affiliates make United States Federal income Tax elections with respect to newly-acquired businesses.

5.2.4	ABI will make members of its Tax department available for meetings with representatives of Altria to discuss matters of mutual interest, including but not limited to the matters described in clause 5.2.2, not less than twice a year.

5.2.5	ABI shall consult with Altria prior to knowingly taking any material position with respect to a material income Tax Return relating in whole or in part to SABMiller or any SABMiller Affiliate which was a SABMiller Affiliate at or prior to Completion for a taxable period ending after the Completion Date that is materially inconsistent with a position taken on an income Tax Return relating in whole or in part to SABMiller or any SABMiller Affiliate which was a SABMiller Affiliate at or prior to Completion with respect to a period ending on or before the Completion Date unless (i) at the time the position is taken no additional Tax Determinations can be made with respect to such prior period, (ii) the position is reasonably required by a Change in Law or (iii) ABI has received an opinion from a nationally recognized law firm that the prior position is not likely to prevail. For the avoidance of doubt, this clause 5.2.5 shall not prevent or limit ABI or any ABI Affiliate from engaging in any Tax planning or similar activities after Completion.

5.3	Administrative Proceedings and Litigation

5.3.1	Altria shall promptly notify ABI in writing upon its receipt of notice of any pending or threatened audits, examinations or assessments which may affect the Tax liabilities for which ABI would be required to indemnify Altria pursuant to clause 4.1 (a “Tax Claim”).

5.3.2

With respect to any Tax Claim (or series of related Tax Claims) in which the aggregate potential indemnification amount is less than $500 million, Altria shall have the right to control any United States Federal income and consolidated or combined state or local income or franchise Tax audit or administrative or other proceeding (including as part of the Continuous Audit Process) of Altria or any Altria Affiliate involving a Tax Claim (“Tax Proceeding”); provided, however, that (i) Altria shall provide ABI with a timely and reasonably detailed account of each stage of such Tax Proceeding to the extent it involves the Tax Claim, (ii) Altria shall consult with ABI before taking any significant action in connection with such Tax Claim, (iii) Altria shall consult with ABI and offer ABI an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (iv) Altria shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding and such Tax Claim were the only issue in dispute (i.e., Altria shall not “trade” such Tax Claim for any other issue in dispute), (v) ABI at its own expense shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant taxing authority to the extent they involve the Tax Claim, and (vi) Altria shall not settle, compromise or abandon any such Tax Proceeding to the extent impacting the Tax Claim, without obtaining the prior written consent of ABI, which consent shall not be unreasonably withheld, conditioned or delayed. If such consent is reasonably withheld then either (x) Altria may settle if Altria acknowledges that it will forego any claim for indemnity hereunder or (y) at Altria’s election, ABI may assume the defense of the Tax Claim. If ABI assumes such defense, (1) Altria shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, (2) ABI shall not assert that the Tax Claim, is not within the ambit of clause 4.1.1 (unless ABI has withheld consent because Altria has failed to comply with subclauses (i)-(v) of this clause 5.3.2) and (3) Altria shall have notice and consultation rights similar to subclauses (i)-(v) of this clause 5.3.2.

5.3.3	With respect to any Tax Claim (or series of related Tax Claims) in which the aggregate potential indemnification amount equals or exceeds $500 million, Altria shall use best efforts to bifurcate such Tax Claim or Claims into a separate Tax Proceeding.

(a)	If Altria is able to successfully bifurcate the Tax Proceeding, ABI and Altria shall have the right to control jointly, each at its own expense (subject to indemnity under clause 4.1.1), such Tax Proceeding; provided, however, that Altria shall have the right to control such Tax Proceeding if it waives its indemnification rights under clause 4 for such Tax Claim or Claims. Each of Altria and ABI shall defend any bifurcated Tax Proceeding diligently and in good faith as if it were the only party in interest and such Tax Claim or Claims were the only issue in dispute. Neither ABI nor Altria shall settle any such audit or proceeding without the other party’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)	If Altria is not able to successfully bifurcate the Tax Proceeding, clause 5.3.2 shall govern such Tax Claim or Claims.

5.4	With respect to any person that would be an Affiliate of ABI but for the fact that equity interests in such person are listed on a stock exchange, ABI shall use commercially reasonable efforts to obtain such information and provide such assistance to Altria with respect to such person as ABI would be required to obtain or provide, as applicable, pursuant to this clause 5 were such person an Affiliate of ABI.

5.5	Altria acknowledges and agrees that any information, records and documents provided pursuant to clause 5.1.1(e) and clause 5.1.2 may be provided in the language in which they were created and ABI shall be under no obligation to translate any of such documents, and that any assistance provided by any of ABI’s employees, representatives or agents may be provided in the language such employees, representatives or agents speak.

6.	NOTICES

6.1	Notice as to Indemnification

6.1.1

If Altria determines that it (or an Altria Affiliate) is or may be entitled to indemnification from ABI pursuant to clause 4.1, Altria shall promptly deliver to ABI a written notice and demand therefor (the “Notice”)

specifying the basis for its claim for indemnification, the nature of the claim, if known, and the amount for which Altria reasonably believes it is entitled to be indemnified. The Notice must be received by ABI as soon as reasonably possible, and in any event no later than sixty (60) days before the expiration of the applicable Tax statute of limitations; provided, however, that if Altria does not receive notice from the applicable Tax Authority (the “Government Notice”) that an item exists that could give rise to a claim for indemnification hereunder more than thirty (30) days before the expiration of the applicable Tax statute of limitations, then the Notice must be received by ABI promptly (and in any event within 2 Business Days) after Altria receives the Notice. Unless ABI objects to the claim for indemnification (in the manner set forth in clause 6.1.2), ABI shall pay Altria the amount set forth in the Notice within thirty (30) days after receipt of the Notice; provided, however, that if the amount for which Altria reasonably believes it is entitled to be indemnified is not known at the time of the Notice, Altria shall deliver to ABI a further notice specifying such amount as soon as reasonably practicable after such amount is known and payment shall then be made as set forth above.

6.1.2	ABI may object to the claim for indemnification (or the amount thereof) set forth in any Notice by giving Altria, within thirty (30) days following receipt of such Notice, written notice setting forth ABI’s grounds for its objection (the “Objection Notice”). If ABI does not give Altria the Objection Notice within such thirty (30) day period, ABI shall be deemed to have acknowledged its liability for the amount of such claim and Altria may exercise any and all of its rights under applicable law to collect such amount.

6.1.3	If the parties are unable to settle any dispute regarding a claim for indemnification within thirty (30) days after the receipt of the Objection Notice, the parties shall jointly request an independent arbitrator to resolve the dispute as promptly as possible. ABI shall pay Altria the amount determined by the independent arbitrator to be owed to Altria, if any, within ten (10) days of ABI’s receipt of such determination in writing.

6.1.4	Failure by Altria to promptly deliver to ABI a Notice in accordance with clause 6.1.1 shall not relieve ABI of any of its obligations hereunder except to the extent ABI is prejudiced by such failure.

7.	GOVERNING LAW

7.1	This Agreement is governed by New York law applicable to transactions to be performed therein and without regard to conflicts of laws provisions.

7.2	Each of Altria and ABI hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan (Southern District) in the City of New York in any suit, action or proceeding arising out of or relating to this Agreement and agrees that any such suit, action or proceeding shall be brought solely in such courts. Each of Altria and ABI hereby agree that service of process in any such suit, action or proceeding brought in any such court may be made upon the process agent appointed pursuant to clause 7.3 (“Process Agent”) and agrees that the failure of such Process Agent to give any notice of any such service shall not impair or affect the validity of such service or of any judgment rendered in any action or proceeding based thereon. Each of Altria and ABI further consents to the service of process in any suit, action or proceeding in such courts by the mailing thereof by either of parties hereto by registered or certified mail, postage prepaid, to the other party at its address specified in clause 7.2.1. Each of ABI and Altria agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to serve legal process in any other manner permitted by law or to bring any action or proceeding relating to this Agreement or the Transaction in the courts of any jurisdiction.

7.2.1	Service of process shall be made to the respective parties at the following addresses:

(a) If to ABI:

Attention:	Chief Legal Officer & Corporate Secretary

Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

Email address:	sabine.chalmers@ab-inbev.com

with copies to (but such copies shall not constitute notice):

Attention:	Lauren Angelilli and Chris Fargo

Physical address:	Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

USA

Email address:	langelilli@cravath.com, cfargo@cravath.com

Attention:	Mark Rawlinson and Alison Smith

Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Email address:	mark.rawlinson@freshfields.com, alison.smith@freshfields.com

(b) If to Altria:

Attention:	General Counsel

Physical address:	c/o Altria Group, Inc.

6601 West Broad Street

Richmond, VA 23230

USA

Email address:	Denise.Keane@altria.com

with copies to (but such copies shall not constitute notice):

Attention:	Jodi J. Schwartz and Andrew J. Nussbaum

Physical address:	Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

USA

Email address:	JJSchwartz@wlrk.com, AJNussbaum@wlrk.com

Attention:	Martin L. Milner

Physical address:	McDermott Will & Emery LLP

The McDermott Building

500 North Capitol Street, N.W.

Washington, DC 20001

USA

Email address:	Mmilner@mwe.com

7.3	Each of Altria and ABI agrees to appoint a Process Agent from the Completion Date through the date on which all liabilities pursuant to this Agreement are satisfied and no additional liabilities may arise to:

7.3.1	receive on its and its Affiliates behalf copies of the summons and complaint and any other process which may be served in any suit, action or proceeding in any New York State or Federal Court sitting in the Borough of Manhattan in New York City arising out of or relating to this Agreement; and

7.3.2	forward to it and its Affiliates at their respective addresses copies of any summons, complaint or other process which such Process Agent receives in connection with its appointment.

Each party will give prompt notice of the appointment of its Process Agent’s address.

7.4	Each of Altria and ABI irrevocably and unconditionally waive, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in New York State or Federal court, sitting in the Borough of Manhattan in New York City. Each of ABI and Altria hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

7.5	Each of Altria and ABI hereby waives its right to trial by jury in any suit, action or proceeding with respect to this Agreement.

7.6	This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and except to the extent specifically set forth herein, supersedes all prior agreements and understandings relating to such subject matter.

7.7	As of the Completion Date, the SABMiller TMA and any other agreements or understandings regarding Taxes between Altria and Altria Affiliates, on the one hand, and SABMiller and SABMiller Affiliates on the other hand, shall be terminated and shall have no further force or effect.

7.8	All rights and obligations of the parties under this Agreement shall be conditioned upon Completion. This Agreement shall terminate automatically if the Transaction has been withdrawn or lapsed.

7.9	Each of the parties agrees and acknowledges that, upon completion of the Belgian Merger, all of ABI’s rights and obligations under this Agreement shall be assumed by NewCo, by operation of Belgian law.

7.10	At or before Completion, this Agreement shall be amended to make NewCo a party and, where appropriate, references in this Agreement to ABI shall be deemed to include references to NewCo.

7.11	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

EXECUTED by the parties:

Signed for	)

and on behalf of	)

ALTRIA GROUP INC.	)

/s/ William F. Gifford Jr.
Signature

William F. Gifford Jr.
Print name

Chief Financial Officer
Office held

[Signature Page to Amended and Restated Tax Matters Agreement – Altria]

Signed for	)

and on behalf of	)

ABI	)

/s/ Ann Randon
Signature

Ann Randon
Print name

Authorized Signatory
Office held

/s/ Jan Vandermeersch
Signature

Jan Vandermeersch
Print name

Authorized Signatory
Office held

[Signature Page to Amended and Restated Tax Matters Agreement – AB InBev]

Exhibit A

The commercial reason for the incorporation of NewCo as a Belgian incorporated and tax resident company is to facilitate the merger of ABI with SABMiller.

Specifically, the contribution of SABMiller from the UK into Belgium (viewed from a US Federal income Tax perspective) facilitates a same-country merger of ABI into NewCo rather than a UK/Belgian cross-border merger of ABI into SABMiller or SABMiller into ABI.

ABI has been advised that a merger of a UK company into a Belgian company in a cross-border merger is significantly more complex from a corporate law perspective than a domestic Belgian law merger and would be challenging, time consuming and complex to achieve.

A UK public takeover governed by the City Code on Takeovers and Mergers has never been implemented through a European cross border merger structure.

In addition, with a cross-border merger of a UK company into a Belgian company, it likely would not be possible to obtain the appropriate level of certainty that the merger would not have adverse UK corporation tax consequences.

Further, ABI has been advised that a merger of a Belgian company into a UK company in a cross-border merger raises potentially significant capital gains and/or deemed dividend exposures under Belgian tax law in the absence of an upfront tax ruling with the Belgian Tax Authorities.

A-1

Exhibit B

2.1.5 No stock or securities of NewCo will be issued (or deemed issued) for services rendered to or for the benefit of NewCo in connection with the Transaction.

2.1.6 No stock or securities of NewCo will be issued (or deemed issued) for indebtedness of NewCo that is not evidenced by a security or for interest on indebtedness of NewCo that will have accrued on or after the beginning of the applicable transferor’s holding period for the debt.

2.1.7 There is no plan or intention for NewCo to redeem or otherwise reacquire any NewCo shares issued in the Transaction, other than the Initial Shares issued to SABMiller Shareholders that will be acquired by ABI in the Belgium Offer and cancelled in the Belgian Merger or held in treasury. For the avoidance of doubt, NewCo may (i) purchase any SABMiller Shares issued, allotted or transferred by SABMiller in satisfaction of any options or stock appreciation rights granted under the SABMiller Share Option Plans that first become exercisable after Completion and (ii) decide in the future to repurchase New Ordinary Shares pursuant to a stock buyback program.

2.1.8 The UK Scheme, the Belgian Offer and the Belgian Merger will occur under a plan agreed upon before the Transaction in which the rights of the parties are defined.

2.1.9 Immediately before the Belgian Merger, the fair market value of the assets of ABI will exceed the liabilities of ABI to be assumed by NewCo.

2.1.10 None of SABMiller, ABI or NewCo will be under the jurisdiction of a court in a title 11 or similar case (within the meaning of Section 368(a)(3)(A) of the Code), and the NewCo stock or securities issued in the Transaction will not be used to satisfy indebtedness of any such party.

2.1.11 The Belgian Offer will close as soon as practicable (but at least one Business Day) after the UK Scheme Effective Date, and the Belgian Merger will be completed as soon as practicable after the Belgian Offer closes.

2.1.12 There is no plan or intention for NewCo to cease its corporate existence. There is no plan or intention for NewCo to dispose of the assets of ABI acquired in the Belgian Merger or the SABMiller Shares acquired in the UK Scheme, other than, in the case of ABI assets, (i) in the ordinary course of business, (ii) in satisfaction of the Conditions or (iii) as part of an internal restructuring within ABI.

2.1.13 NewCo will not be an investment company within the meaning of Section 351(e)(1) of the Code and Treasury Regulations Section 1.351-1(c)(1)(ii) at or prior to Completion.

2.1.14 NewCo will not be a “personal service corporation” within the meaning of Section 269A of the Code at or prior to Completion.

B-1

2.1.15 At Completion, the only classes of stock of NewCo will be Restricted Shares and New Ordinary Shares. At Completion, there is no plan or intention in connection with the Transaction for NewCo to issue additional shares of NewCo stock, other than issuances of New Ordinary Shares as equity compensation.

2.1.16 Neither ABI nor any ABI Affiliate will take any position that the Transaction fails to qualify as a tax-free contribution under Section 351 of the Code.

2.1.17 Neither ABI nor any ABI Affiliate is aware of any plan or intention of any ABI Shareholder to dispose of any New Ordinary Shares outside of ordinary market trading that, when combined with ordinary market trading, would result in a disposal of more than twenty percent by vote of the stock of NewCo.

2.1.18

Side Letter

The Stichting Anheuser-Busch InBev, a foundation (stichting) duly incorporated and validly existing under the laws of the Netherlands, (the “AK”), represents that, as of Completion, AK has no plan or intention to dispose of New Ordinary Shares.1

2.1.19 [Reserved]

2.1.20 [Reserved]

2.1.21 [Reserved]

2.1.22 [Reserved]

2.1.23 [Reserved]

2.1.24 [Reserved]

[1]	All capitalized terms that are undefined herein have the meaning ascribed in the 2.7 Announcement.

B-2

Exhibit C

In the event a Section 351 contribution has been agreed pursuant to clause 2.4, the parties expect to make the following changes to this Agreement:

1.	The words in prong (iv) shall be deleted from the definition of “Reorganization” and replaced with “the Belgian Merger”;

2.	In clause 2.1, the words “(other than with respect to 2.1.1 through 2.1.4)” shall be inserted before the words “again at the time of the Reorganization”;

3.	Clauses 2.1.5 through 2.1.24 shall be deleted and replaced with Exhibit B;

4.	Clause 2.1.31 shall be amended to eliminate references to any dates that have already passed;

5.	Any certificates previously delivered pursuant to clause 2.1.31 shall have no further force and effect except insofar as such certificates relate to the Recapitalization;

6.	Clauses 2.1.32 and 2.1.33 shall be deleted;

7.	The language in clause 2.3 shall be deleted and replaced with “[Reserved]”;

8.	In clause 3.1, the words “Reorganization or Recapitalization as tax-free reorganizations” shall be replaced with “Initial Share Issuance, together with the Belgian Merger, as qualifying for non-recognition of gain and loss under Section 351 of the Code or the Recapitalization as a tax-free reorganization”;

9.	In clause 3.2, the words following “incur a Tax pursuant to” shall be deleted and replaced with “Treasury Regulation Section 1.367(a)-8 as a result of any 351 GRA”.

10.	In clause 3.3, prongs (i) and (ii) shall be deleted and replaced with “would reasonably be expected to (i) cause Altria to incur a Tax under any 351 GRA or (ii) require Altria to enter into a new 351 GRA.”;

11.	The text in clause 3.4.1 shall be deleted and replaced with the following: “Altria shall enter into a Gain Recognition Agreement with respect to the Initial Share Issuance. If ABI makes a timely request in writing, Altria will enter into a Gain Recognition Agreement with respect to any action or transaction taken after Completion by ABI or any ABI Affiliate, including on a protective basis. All Gain Recognition Agreements described in this clause 3.4 shall be referred to as “351 GRAs”.”;

12.	Clause 3.4.2 shall be deleted.

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13.	In clause 4.1.1(a), the words “Reorganization to qualify as a reorganization within the meaning of Section 368(a)(1)(F)” shall be deleted and replaced with “Initial Share Issuance, together with the Belgian Merger, to qualify for non-recognition of gain and loss under Section 351”;

14.	In clause 4.1.1(c), prongs (i) and (ii), and the words “in each case” following prong (ii) shall be deleted and replaced with the words “of Treasury Regulation Section 1.367(a)-8 as a result of any 351 GRA”;

15.	The text in clause 4.2.3 shall be deleted and replaced with the following: “If Altria fails to enter into a 351 GRA (including a replacement 351 GRA if Altria receives timely notification from ABI to file such replacement 351 GRA) in violation of clause 3.4, ABI shall have no obligation to indemnify Altria under clause 4.1 for any Tax that Altria incurs as a result of such failure.”;

16.	The text in clause 4.2.4 shall be deleted and replaced with “[Reserved]”;

17.	In clause 5.1.1, prong (i) of the flush language shall be replaced with “determining whether a 351 GRA (including any replacement 351 GRA) should be filed”;

18.	Clause 5.2.1(e) shall be replaced with “discussing integration transactions with respect to Treasury Regulation Section 1.367(a)-8; and”; and

19.	Clause 5.2.1(f) shall be replaced with “reviewing the requirements of Treasury Regulation Section 1.367(a)-8 with respect to any 351 GRA.”.

20.	Exhibits B and C shall be deleted.

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